Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)

	Nine Months Ended September 30, 2014	Year Ended December 31,
(Dollars in millions)		2013	2012	2011	2010	2009
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,149	$6,578	$5,184	$4,688	$4,406	$1,398
Adjustments:
Fixed charges	1,195	1,796	2,377	2,251	2,903	2,975
Equity in undistributed loss (gain) of unconsolidated subsidiaries	5	(16)	(22)	4	8	(3)
Earnings available for fixed charges, as adjusted	6,349	8,358	7,539	6,943	7,317	4,370
Fixed charges:
Interest expense on deposits and borrowings	1,190	1,792	2,375	2,246	2,896	2,967
Interest factor in rent expense	5	4	2	5	7	8
Total fixed charges	1,195	1,796	2,377	2,251	2,903	2,975
Preferred stock dividend requirements(4)	69	77	20	—	—	188
Total combined fixed charges and preferred stock dividends	$1,264	$1,873	$2,397	$2,251	$2,903	$3,136
Ratio of earnings to fixed charges	5.31	4.65	3.17	3.08	2.52	1.47
Ratio of earnings to combined fixed charges and preferred stock dividends	5.02	4.46	3.15	3.08	2.52	1.39

Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,149	$6,578	$5,184	$4,688	$4,406	$1,398
Adjustments:
Fixed charges	376	555	974	1,064	1,438	882
Equity in undistributed loss (gain) of unconsolidated subsidiaries	5	(16)	(22)	4	8	(3)
Earnings available for fixed charges, as adjusted	5,530	7,117	6,136	5,756	5,852	2,277
Fixed charges:
Interest expense on borrowings(3)	371	551	972	1,059	1,431	874
Interest factor in rent expense	5	4	2	5	7	8
Total fixed charges	376	555	974	1,064	1,438	882
Preferred stock dividend requirements(4)	69	77	20	—	—	188
Total combined fixed charges and preferred stock dividends	$445	$632	$994	$1,064	$1,438	$1,070
Ratio of earnings to fixed charges, excluding interest on deposits	14.71	12.82	6.30	5.41	4.07	2.58
Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	12.43	11.26	6.17	5.41	4.07	2.13
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(1)
In the first quarter of 2014, we adopted the proportional amortization method of accounting for Investments in Qualified Affordable Housing Projects. See Note 1—Summary of Significant Accounting Policies for additional information. Prior periods have been recast to conform to this presentation.

(2)
We acquired CCB on February 27, 2009 and ING Direct on February 17, 2012. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting.

(3)
Represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $819 million for the nine months ended September 30, 2014 and $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion, and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

(4)
Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.